Exhibit 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Earnings:

Income from continuing operations before income taxes	$22,001	$92,618	$82,249	$129,416
Adjustments:
Fixed charges	10,577	25,771	20,862	36,234
Loss from equity investees	40	469	75	504
Amortization of capitalized interest	29	32	65	62
Capitalized interest	(111)	(204)	(200)	(267)
	$32,536	$118,686	$103,051	$165,949

Fixed Charges:
Interest expense	$10,166	$10,522	$20,019	$20,501
Loss on early extinguishment of debt	-	14,669	-	14,669
Portion of rental expense representative of
interest	300	376	643	797
Capitalized interest	111	204	200	267
	$10,577	$25,771	$20,862	$36,234

Ratio of earnings to fixed charges	3.08	4.61	4.94	4.58